FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated October 6, 2004

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F.  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:	Krisztina Förhécz, Matáv IR
+36 1 457 6029
Flóra Rajki, Matáv IR
+36 1 457 6036
investor.relations@ln.matav.hu

Catriona Cockburn,
Citigate Dewe Rogerson
+44 (0) 207 282 2924

MATÁV SIGNS STRATEGIC COOPERATION WITH T-COM AND T-MOBILE INTERNATIONAL

BUDAPEST – October 6, 2004 – Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider hereby announces that Matáv’s Board of Directors authorised the company’s management to sign a strategic co-operation agreement with T-Com and T-Mobile International, members of the Deutsche Telekom Group.

The agreement with T-Com creates the framework for the support to the operation of Matáv’s fixed-line, as well as other non-mobile activities. The main purpose of the agreement is to maximise Matáv’s shareholder value by permitting the efficient exploitation of synergies and for T-Com to support Matáv’s fixed-line lines of business. T-Com will allow Matáv to learn further international expertise in the fields of fixed-line services, e.g. by providing advice and guidelines in development of its domestic and international strategy as well as on marketing and sales, product development, innovations and distribution strategy. This agreement does not impact Matáv’s ownership structure and will not affect either Matáv’s Articles of Association, or the Rules of Procedure of its Board and Supervisory Board.

The agreement with T-Mobile International creates the framework for the support to the operation of T-Mobile Hungary, a 100%-owned subsidiary of Matáv. The main purpose of the agreement is to permit the efficient exploitation of synergies and for T-Mobile International to support T-Mobile Hungary in all mobile-specific issues. T-Mobile International will assist T-Mobile Hungary to learn further international expertise in the fields of mobile services, e.g. by giving guidance on products, pricing and branding issues as well as on distribution channels and sales promotion, and by providing professional training for T-Mobile Hungary’s staff. It will not impact the ownership rights of Matáv in the governance of T-Mobile Hungary and will not affect either the Deed of Association of T-Mobile Hungary, or the rules of procedure of its Board and Supervisory Board.

Following their later signing, the co-operations agreements will come into effect on January 1st, 2005.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2003 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

	By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Head of Investor Relations Department

Date: October 6, 2004